UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, April 29, 2011

Mr. Fernando Coloma Correa
Superintendent
Superintendence of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:	MATERIAL FACT Dividend approved by Regular Shareholders Meeting of LAN Airlines S.A.

Dear Superintendent:

Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of the Commission of 1989, please be advised that the Regular Shareholders Meeting of LAN Airlines S.A. (LAN), held today, April 29, 2011, approved payment of a final dividend of 50% of the profits from the 2010 fiscal year, equal to US$209,852,536.48, which was proposed by the Board of Directors at its meeting held April 27th.

The two interim dividends 41 and 42 disclosed and paid previously by LAN, which total an aggregate of US$ 199,466,241.80, are imputed toward this dividend.  Consequently, the actual sum to be paid under the approved dividend is US$10,386,294.68.

In compliance with Circular No. 660 of 1986, I am enclosing Appendix 1 that provides details on this dividend.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

cc:	Santiago Stock Exchange Valparaíso Brokers Exchange -Securities Exchange Electronic Exchange of Chile Risk Rating Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel